Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

William S. Ortwein	Direct Dial: 404-881-7936	E-mail: scott.ortwein@alston.com
June 6, 2006
Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporate Finance, Room 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Indus International, Inc.
Form 10-K for Fiscal Year Ended March 31, 2005
Filed June 13, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
Filed February 9, 2006
Form 8-K Filed May 5, 2006
File No. 005-51511
Dear Ms. Collins:
     In connection with the review by the Securities and Exchange Commission of the above-referenced filings of Indus International, Inc. (the “Company”) set forth below are the Company’s responses to the Staff’s comments contained in the letter dated May 26, 2006 from you to Gregory J. Dukat, President and Chief Executive Officer of the Company.
Form 10-K for the Fiscal Year Ended March 31, 2005
Note 1. Nature of Business and Significant Accounting Policies
Revenue Recognition, page 51
1.	We note your response to our previous comment no. 3 where you indicate that during fiscal 2005 and for the nine months ended December 31, 2005, the Company did not have an agreement where revenues had to be deferred due to VSOE not existing. Your disclosures in Note 1 indicate that VSOE is based on the price “generally charged when an element is sold separately.” Please explain what you mean by this disclosure. For instance, describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume,

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Ms. Kathleen Collins
June 6, 2006

competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
Response: In general, we cannot establish VSOE of fair value for our software. As a result, we have to record the software license revenue using the residual method. The two undelivered elements of most arrangements are the implementation services and customer support services. For these two undelivered elements, we have been able to establish VSOE of fair value based on the price we charge other customers. The following are the details of how we establish VSOE of fair value for these two services:
1)	When determining whether we have VSOE of fair value for implementation services, we evaluate all implementation services projects sold to all customers in the prior 12 months to determine whether 80% of separate arrangements for such services fees fall within +/- 15% of the median rate charged for the resource used on the project. The Company reviews its professional services data by region and then further by product area. Within each product area, the rates charged for individual resource types are reviewed. We include the majority of professional services transactions, only excluding those transactions that are unique, such as early adopter programs, joint development efforts, or special scoping arrangements, which are not similar to the services that are typically sold with our license arrangement. We perform this analysis because the rate we charge may vary from one customer to another. We believe the threshold of 80% within a +/- 15% band shows that more than a majority of our customers pay a price that is essentially the same for the same type of service. We believe the 15% discount rate from a median price charged is a reasonable range of discounts for professional services. Thus, our tests to date have met these thresholds and VSOE of fair value for our implementation services has been established.
2)	When determining whether we can establish VSOE of fair value for customer support services, we evaluate all renewals for such support services during the prior 12 months. Our business practice is to charge customers for support services based on a percentage of the license paid. According to TPA 5100.55, the renewal rate provided for in the contract based on a consistent percentage of license fees paid can be used to establish VSOE of fair value for the service. In addition, TPA 5100.44 discusses the fair value of PCS with varying renewal rates. At the time of the initial license contract, we compare the price charged to our standard prices to ensure that it is consistent with this price. If it is not, we defer a portion of the license fee based on the difference in the price charged and the normal percentage of license fee we charge other customers. Our agreements generally allow for an increase in the support services fee each year. Our current policy is that such

Ms. Kathleen Collins
June 6, 2006

increases are based on the Consumer Price Index (CPI). We perform a test each quarter to ensure that 80% of the price increases made during the last 12 months fall with +/-15% of the rate we would have charged if only the consumer price index was charged. If our test passes these requirements, we have established the fair value for customer support services. Our quarterly testing has resulted in a positive outcome in each instance.
2.	You also indicate that when an element has not yet been sold separately, VSOE may be based on the price established by authorized management, if it is probable that the price, once established, will not change once the element is sold separately. Please describe the situations in which the Company has established VSOE based on this method and tell us if the price established for purposes of establishing VSOE varied at all from the actual price charged in separate sales. Also, tell us if the prices charged in separate sales varied from customer to customer and if so, tell us how you determined that such prices supported management’s determination of VSOE prior to the Company actually having separate sales.

Response: A situation where an element had not been sold separately was a hosting arrangement for a customer who purchased our Quick Start services, which are IT services to install the software in a hosted environment on a temporary basis. Since this situation had not arisen before, management set the price for this customer by looking at market information and our costs to provide such services. This initial customer contracted for three different Quick Start projects, all three of which were priced consistently in accordance with the standard pricing set by management. Since this first instance, a second customer has contracted for this same Quick Start services and was quoted the same pricing as the original customer. After discussion, this customer was given a 14.8% discount, which falls within the Company’s guideline for VSOE compliance (i.e. 80% of the customers pay a fee within +/- 15% of the median price paid by all customers). These Quick Start services are for a short term of generally less than 6 months and are immaterial, representing approximately 2% of total recurring revenues or less than 1% of total revenues.
Form 8-K Filed May 5, 2006
3.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes recurring items for “restructuring and settlement (benefits)/expenses. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for your non-GAAP measures:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

Ms. Kathleen Collins
June 6, 2006

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.
Response: Prior to making its disclosure of certain non-GAAP measures in its earnings releases, the Company reviewed and evaluated the relevant disclosure rules and interpretations, including Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As stated in our earnings releases, management uses adjusted net income and adjusted net income per share, each of which is adjusted to eliminate restructuring and settlement (benefits)/expenses, in evaluating our operating performance and related trends and believes such measures are helpful in making period-to-period comparisons of our results. Management also believes, based on its experience with investors and analysts, that the public wants the Company to provide such measures and considers them useful in evaluating the Company’s operating performance.
Although we believe that our disclosures are in compliance with relevant disclosure rules and interpretations, we understand your concern regarding the general nature of our disclosures in this regard and the spirit of Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ. As a result, we intend to more specifically address each item in Question 8 in connection with our public disclosure of non-GAAP measures when we furnish our earnings releases in future Form 8-Ks.
In this regard, the Company intends to supplement its current disclosure by addressing and explaining the following points:

Ms. Kathleen Collins
June 6, 2006

     (a) Over the past several years, the Company has implemented restructuring plans and incurred costs to restructure its business to bring its operating expenses more in line with its current business operations. Management believes that the incurrence of these restructuring costs does not correlate to the operating expenses of the Company’s continuing operations because items are infrequent and not arising out of the ordinary course of business. Management believes that these non-GAAP measures, by adjusting those items not indicative of ongoing operating results, provide meaningful information regarding those aspects of the Company’s current operating performance that it can manage and, consequently, the Company has developed its internal reporting, planning and compensation systems using these measures.
     (b) The Company believes that these non-GAAP measures enable investors to evaluate our operating performance in a manner consistent with that used by management.
     (c) The Company believes that these non-GAAP measures provide a basis for more relevant comparisons to other companies in its industry.
     (d) By adjusting those items not indicative of ongoing operating results, the non-GAAP financial measures serve as a useful supplemental measure for investors to evaluate our historical operating trends and prospects for future performance by considering the Company’s results of our operating activities on an on-going basis excluding these less common items.
In addition, the Company’s future disclosure will emphasize the material limitations on the use of these non-GAAP financial measures.
     In connection with these responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7936).
Very truly yours,
/s/William S. Ortwein
William S. Ortwein

cc:	April Coleman (SEC) Gregory J. Dukat (Indus) Patrick M. Henn (Indus) Adam V. Battani (Indus)